SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                SENIOR CARE INDUSTRIES, INC., OFFEROR AND ISSUER
(names of filing persons (identifying status as offeror, issuer or other person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 405,000                            $182.25

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities which may be tendered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares to be tendered: 300,000
Price of those shares on April 30, 2001:    $1.35

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

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                                          -----------------------
                  Form or Registration No.:
                                          -----------------------
                  Filing Party:
                                          -----------------------
                  Date Filed:
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 6

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 10

ITEM 4 TERMS OF THE TRANSACTION ................................. 10

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 13

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 15

ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION ........ 15

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ............ 15

ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED .. 18

ITEM 10 FINANCIAL STATEMENTS .................................... 19

ITEM 11 ADDITIONAL INFORMATION .................................. 33

ITEM 12 EXHIBITS ................................................ 33

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13e-3 .................. 33

SIGNATURES ...................................................... 34

ITEM 1 - SUMMARY TERM SHEET

Why is Senior Care making this offer?
-------------------------------------

Senior Care's Common stock suffered a one time 30 to 1 reverse split of the Company's common stock on March 15, 2001. Many investors in Senior Care bought pre-split shares for more than $1 and believed that they will never be able to recover their original in Senior Care and were displeased with the reverse split.

This offer is being made to give those shareholders who are dissatisfied, an opportunity to recover twice the number of common shares which they originally had by subscribing to Series G Preferred stock.

How the Offer Works
-------------------

Turn in your post-split Common shares of Senior Care. [If you do not have post-split common shares but your certificate is still a pre March 15, 2001 split share certificate, the Company will accept that certificate as well.]

For each Common share of post-split stock you turn in, you will get 1 share of restricted Series G Preferred shares of Senior Care which are convertible into 60 shares of Common stock over a period of 5 years.

What is Series G Preferred Stock?
---------------------------------

a. It is convertible into Common stock in Senior Care;

b. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on the anniversary date of the tender offer;

c. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on each anniversary date thereafter until all of your Series G Preferred is converted.

d. Your Series G Preferred stock will not be registered with the Securities & Exchange Commission and will be restricted. There is and will be no market for these securities.

e. You will loose your free-trading status by surrendering your Common stock and accepting restricted Series G Preferred.

Will I be able to sell the Common stock after I convert?
--------------------------------------------------------

The Common stock that you now hold was purchased by you on the over the counter bulletin board [OTC:BB] from your broker and is traded daily under the ticker symbol SENC.

Once you surrender those shares and take Series G Preferred for them, the Series G Preferred stock is restricted and will not trade on any market.

When you convert your Series G Preferred to Common stock, those Common shares will be restricted as well. They may only be sold by filing a Form 144 pursuant to Rule 144 of the Securities & Exchange Act of 1933, as amended, ["the Act"] which is explained in detail in the Offer.

When is this Offer available to me?
-----------------------------------

This Offer commences immediately upon the filing of this Tender Offer and will remain open until August 10, 2001.

Will Senior Care take all offers?
---------------------------------

There is no restriction on the number of shareholders who may take advantage of this Tender Offer and no restrictions on the number of shares which Senior Care will accept for issuance of Series G Preferred.

Who can take advantage of this Offer?
-------------------------------------

Anyone who is a holder of Common stock in Senior Care as of the date of this Tender Offer may elect to accept the offer provided that person can certify as follows:

a. You must certify that you understand that the Series G Preferred stock is not registered under the Act and may never be registered;

b. You must certify that you will not sell the shares without first notifying the Company;

c. You must certify that you have sufficient knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this Offer;

d. You must certify that you understand that if you do ever want to sell these securities after conversion to Common shares, you must follow the provisions of Rule 144 under the Act in doing so.

What happens if I change my mind?
---------------------------------

At any time during the period when the Tender Offer remains open, that is, until August 10, 2001, you may withdraw and not tender your shares. Also, if your Series G Preferred shares have not yet been issued, for 40 days after the expiration of the Tender Offer, you may still withdraw and obtain a return of your shares.
                                        5

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care's Business Model
----------------------------

Senior Care Industries is a diversified firm consisting of a real estate division, a manufacturing division, and a pharmaceutical, nutriceutical division.

The Company's real estate division invests in, manages, and develops senior housing, and is a leader quality for-sale and rental, independent living age-restricted communities.

The Company's manufacturing division targets for acquisition, ancillary companies whose products and services are in high demand by Seniors such as medical device manufacturers, specialty food manufacturing companies and furniture manufacturing companies, enabling the firm to service seniors both in and out of its age restricted communities with its own products.

The Company's pharmaceutical and nutriceutical division targets for acquisition pharmaceutical and/or nutriceutical manufacturing companies and web based health products distributors as a feeder to manufacture and sell the products through an "E-commerce" pharmacy. The Company's pharmaceutical division utilizes a program to include a full service web-based senior support system that sells direct to the consumer, related health products in the financial services sector, including life insurance, health insurance, dietary advice, holistic medical alternatives, water and air purification. The Company intends to build a web-site and a support staff offering 24 hour access to these products and services once an acquisition closes.

During the year 2000, Senior Care entered into a binding agreement to purchase Physicians Nutritional Laboratories, Inc., who distributes a line of nutriceuticals designed by doctors.

History of the Company
----------------------

The Company was organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc., for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the Company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The Company was re-incorporated on August 26, 1999 under the laws of the State of Nevada.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

Significant Acquisitions of Senior Care Industries during 1999 and 2000
-----------------------------------------------------------------------

On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries, Inc.'s common stock which was issued directly to the property owners whose properties were sold to the Company through this transaction.

Following the East-West Developer acquisition, Senior Care owned the following properties and assets:

1. a 45% membership interest in a limited liability company which owns a development project in Delran, New Jersey *;

2. a 44 unit senior condominium project in Monterey Park, California known as Evergreen Manor II which was under construction when Senior Care purchased it;

3. land approved for the construction of a 57 unit Senior Apartment Project in Albuquerque, New Mexico;

4. a 25,000 square foot strip center known as Friendly Bear Plaza located in Las Vegas, Nevada;

5. a 32,000 square foot office in Las Vegas, Nevada known as the Pecos Russell Business Center [This project was under construction when Senior Care purchased it];

6. the Company office headquarters building at 410 Broadway in Laguna Beach, California known as Broadway Acacia.

On April 28, 2000, the Company purchased all of the outstanding stock in Noble Concepts Fidelity, Inc., a furniture manufacturing company in San Diego, California. The effective date of the purchase was January 1, 2000 and the income and expense of that corporation is reflected on the first quarter income statement for Senior Care Industries, Inc.

On October 3, 2000, the Company purchased a controlling interest in Equip USA which rents and sells heavy duty construction and mining equipment.

--------------------------------------------------------------------------------
* The Company is involved in litigation regarding its membership interest in Delran and readers are advised to review the Litigation section of the Company's Annual Report on Form 10KSB to get full details regarding that litigation and the Company's potential exposure.
--------------------------------------------------------------------------------

Significant Developments During the Year 2000
---------------------------------------------

The company completed construction on its 44 unit senior condominium project in Monterey Park, California known as Evergreen Manor II and unit sales commenced in January, 2001.

The company also completed its 32,000 square foot office complex in Las Vegas, Nevada, known as Pecos Russell Business Center and rented all available units. This office mall is a significant contributor of rental income to the Company.

Additionally, the Company has rental income from its 25,000 square foot strip mall, also in Las Vegas, Nevada, that is 95% leased to a variety of small businesses.

The Company also owns its headquarters office building in Laguna Beach, California, which it partially rents to tenants and gains additional rental income from that source.

Senior Care is under construction or about to commence construction on projects located in the following communities and states:

1. Senior Care already owns the land where a 57 unit Senior Apartment Project in Albuquerque, New Mexico will be built. The Company has not yet begun construction but where all plans have been approved;

2. a 223 residential lot senior restricted housing development in San Jacinto, California, approximately 40 minutes from Palm Springs and 10 minutes from Hemet, California with title to the property to transfer to Senior Care's wholly owned subsidiary in early May, 2001;

3. Flamingo 55 located in the City of Las Vegas, Nevada at the intersection of Flamingo Blvd. and Freeway 95 where the Company will build 55 senior restricted town homes. Plans were submitted to the Clark County Planning Department on this project in early August, 2000, have been approved and escrow closed on this project transferring title to the property to Senior Care's wholly owned subsidiary, Flamingo 55, Inc. on May 3, 2001.

By far the largest project presently being considered by the Company is the 715 acre project at the Lakes in Pahrump Valley, Nevada. This project which will take nearly 10 years to build eventually will comprise 2 golf courses, 2,000 residential housing units in a mixed use age restricted fully planned community. Escrow on this project was opened in July, 2000 and the plan development process is underway. Senior Care does not yet own title to this property.

On August 7, 2000, the Company agreed to purchase the Bellflower Christian Retirement Center, a 99 unit retirement home in Bellflower, California. Escrow on this sale should close in early May, 2001.

Important Events During the first quarter of 2001
-------------------------------------------------

On March 28, 2001, Senior Care tenatively purchased certain real estate assets of Tri-National Development Corporation and agreed to assume all debt encumbering that real estate pending certain payments by Senior Care to Tri-National.

Through this transaction, Senior Care was to obtain approximately $58,450,000 in real estate assets with a net value of approximately $35,950,000 after subtracting assumed real estate debt and new debt acquisition to complete the transaction.

The existing debt was to be assumed by Senior Care Industries, Inc. plus additional financing was secured by the Company in the amount of $14,000,000. The consideration of $58,450,000 was to be paid in three parts. In the first part, Senior Care Industries, Inc. had until April 30, 2001 to pay to Tri-National Development, Inc. cash in the amount of $10,000,000. This did not occur and the property which was the subject of that transaction was returned to Tri- National as of May 1, 2001.

Negotiations are presently underway to restructure this transaction which would result in a benefit to both Senior Care and Tri-National shareholders.

Additionally, on April 5, 2001, Senior Care concluded an agreement with New Holland whereby Equip USA obtained the franchise for a New Holland heavy construction equipment dealership to be located in the State of New Mexico. Under the terms of franchise, Equip USA obtained an equity financing line for the flooring of new equipment for resale, an additional line for used equipment purchases and trade-ins and a line for the purchase of parts. The total equity line which is guaranteed by a corporate guarantee from Senior Care gives Equip USA a total equity line of in excess of $4,500,000.

ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

Senior Care Industries, Inc. is the entity that is making the tender offer. The background of Senior Care appears herein above in Item 2 where the entire background of the Company is discussed in detail.

ITEM 4 - TERMS OF THE TRANSACTION

Senior Care Industries, Inc. [Senior Care or the Company] is offering to trade Common shares of Senior Care for Series G Preferred which will over time give Senior Care investors the opportunity to recover twice the number of Common shares that they had prior to March 15, 2001.

The offer to tender your Common shares and exchange them for Series G Preferred shall be available to you from the date of this Tender Offer and shall remain open until August 10, 2001.

The reason that this offer is being made is because Senior Care's shareholders at the Annual Meeting on March 12, 2001 authorized the Board of Directors to make a one time 30 to 1 reverse split of the Company's common stock. On the same day, the Board of Directors authorized a 30 to 1 reverse split which took effect on March 15, 2001. Many shareholders feel that they will never be able to recover their original investment in Senior Care and were displeased with the reverse split. This offer is being made to give those shareholders who are dissatisfied an opportunity to recover the same number of shares which they had prior to the reverse split taking effect.

Management then decided that in order to maintain shareholder loyalty, the shareholders should be offered an opportunity to recover twice the number of Common shares which they originally had while, at the same time, protecting Senior Care's stock price by restricting the number of shares in the float, at least in the short term.

The reason that Senior Care wanted to restrict the float was to keep short sellers and bottom feeders from trading in the Company's stock. Management believed that shortsellers and bottom feeders were responsible for the precipitous fall in Senior Care's stock prior to the reverse split.

Management decided that the way to protect shareholders while, at the same time, protecting the Company, was to offer Series G Preferred stock. This would allow shareholders an opportunity to regain the original number of common shares over time while continuing to restrict the float during the interim period.

The offer which Senior Care is making can be exercised by doing the following:

1. Sign the Subscription Agreement for Series G Preferred which is attached to this Tender Offer. [If you do not have post-split common shares but your certificate is still a pre March 15, 2001 split share certificate, the Company will accept that certificate as well.], and

2. Send the Subscription Agreement with your post-split [or pre-split] common shares in Senior Care to Senior Care's stock transfer agent.

You, as a shareholder will receive the following:
-------------------------------------------------

1. 1 share of Series G Preferred stock for each share of post-split Common stock which you now hold. [If you surrender a pre March 15, 2001 split share certificate, the reverse split will take effect as to your shares before the Series G Preferred stock is issued to you. The CUSIP number for pre March 15, 2001 split Common shares was 81721N 10 7.]

Series G Preferred stock has the following characteristics:
-----------------------------------------------------------

1.  It is convertible into common stock in Senior Care;

2. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on the anniversary date of the tender offer;

3. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on each anniversary date thereafter until all of your Series G Preferred is converted.

4. Your Series G Preferred shares are not being registered under the Securities & Exchange Act of 1933, as amended. There is no market for these securities and there is no intention that there will ever be a market to sell them. You must agree as a part of your Subscription Agreement that you will hold these securities for an investment and not sell them.

5. Once you convert your Series G Preferred shares back into Senior Care Common stock under the conversion rules, the Common shares which you receive will not be free trading. They will be restricted shares which can only be sold pursuant to Rule 144. Generally, stock restricted pursuant to Rule 144 may not be sold in the public market for a period of one year from the date the stock is issued. Additionally, the following applies:

Rule 144 states as follows: Rule 144 provides that, in general, a person holding restricted securities for a minimum period of one (1) year may, every three (3) months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four (4) calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of us and was not an affiliate at any time during the ninety (90) day period immediately prior to such sale, and who has satisfied a two (2) year holding period. Sales of our Common Stock by shareholders under Rule 144 may have a depressive effect on the market price of our Common Stock.

You must certify the following in order to take advantage of this Offer:
------------------------------------------------------------------------

1. The Shares to be received will be acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control;

2. You must certify that you do not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares or any Common Stock acquired on conversion of the Shares;

3. You must certify that you understand that the securities which you are receiving may never be registered under the Act on the ground that the sale provided for in this Agreement and the issuance of securities is exempt pursuant to Section 4(2) of the Act and Rule 506 of Regulation D thereunder;

4. You must certify that you will not make a disposition of any of the Securities, unless the Securities shall have been registered under the Act, unless and/or until (i) you have notified the Company with a statement of the circumstances surrounding the proposed disposition and (ii) have furnished the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that (A) such disposition will not require registration of such securities under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken;

5. You must certify that you are able to fend for yourself in the transaction contemplated and that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and has the ability to bear the economic risks of this investment.

6. You must certify that you understand that if a registration statement covering the Securities under the Act is not in effect when you desire to sell any of the Securities, it may be required to hold such Securities for an indeterminate period and that any sale can only be made upon the filing of a Form 144 under the Act and then, only in limited amounts in accordance with the terms and conditions of Rule 144;

7. Finally, you understand that the following legend will appear on the Securities which you will receive:

"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE ISSUEE FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE TRANSFER AGENT (OR THE COMPANY IF THEN ACTING AS ITS TRANSFER AGENT) IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A 'NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

Regarding Termination:
---------------------

If you change your mind after you have already signed the Stock Purchase Agreement and have surrendered your shares, you may get them back at any time up until August 10, 2001 or, if your Series G Preferred shares have not already actually been issued, you may get your Common shares back at any time up until 40 days after the Tender Offer terminates.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Early in 2001, Management became aware that as a result of market conditions and the recent price of Senior Care stock in that market, it was necessary to make a reverse split of outstanding common shares of the Company in order to increase the stock price and make the Company more competitive and its stock price more properly reflective of the Company's market strength.

Management then requested a vote of the shareholders at the Annual Meeting on March 12, 2001 to obtain authorization to make a reverse split of outstanding common shares from a maximum of 1 share for each 30 shares then issued and outstanding. If the shareholders authorized this reverse split, then Management could request that the Board of Directors authorize a reverse split of any number from 2 to 30 for every share presently outstanding. The determination would be left to the discretion of the Board of Directors and would be made based upon their best judgment at the time and upon present market conditions taking into consideration the Company's future needs and requirements.

Senior Care's common stock had been traded over-the-counter under the symbol SENR. The following table set forth, for the periods indicated, the high and low bid prices for the common stock, as reported by the OTC Bulletin Board during 1999 and 2000. Common stock prices have been adjusted to reflect the eleven for ten split effective October 17, 2000.

                                               Bid Price
                                         High              Low
                                        -----------------------
             1999
             ----
         First Quarter                  $  -0-          $  -0-
         Second Quarter                 $  -0-          $  -0-
         Third Quarter                  $  -0-          $  -0-
         Fourth Quarter                 $ 7 17/64       $ 3 19/64

             2000
             ----
         First Quarter                  $ 5 29/64       $ 3 19/32
         Second Quarter                 $ 4 1/4         $ 1 19/32
         Third Quarter                  $ 3 1/8         $ 1 1/8
         Fourth Quarter                 $ 1.75          $ .29

On December 31, 2000, there were approximately 3,000 holders of record of our Common Stock.

As of December 31, 2000, there were 13,399,001 shares of common stock, $.001 par value per share.

Earlier in the year 2000, Management had applied for listing on the American Stock Exchange. That Exchange required a minimum stock price of $3.00 per share. At the time, Senior Care was trading at approximately $1.00 per share. Management believed that a reverse stock split of at least a 3 to 1 reverse split would have brought the stock price up to $3.00 from the then $1.00 price. The price of Senior Care shares then became even further depressed and Senior Care was denied its American Stock Exchange listing.

Management then recommended that the shareholders approve a resolution to authorize the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares.

This measure required a majority vote of the outstanding shares or a majority of 6,833,490 shares voting for the measure were required to vote for it to pass the measure.

The results of the voting at the Annual Meeting were as follows:

For               6,964,567
Against             133,481

Required to Pass  6,843,490

The measure passed and at the annual meeting of the Board of Directors which followed the shareholders' meeting, the Board voted to implement a reverse split of 1 share for each 30 shares owned to become effective on March 15, 2001.

Following this action, several shareholders complained to management. After the split, the stock price of Senior Care settled at about $.75 and then started to rise to over $1 on April 20, 2001. However, with the price at these levels, a shareholder who purchased Senior Care Common stock at $1 pre-split would not be able to recover their investment until the post-split price rose to $30.

To correct this problem, Management determined to provide an alternative to these investors to allow them to opt to take Series G Preferred shares a way in which these investors could again obtain the advantage of eventually having a greater number of Common shares then they had owned prior to the reverse split.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The reason that Senior Care is making this Offer is to give shareholders who purchased Common stock in the OTC:BB market prior to the reverse split which occurred on March 15, 2001, an opportunity to recoup their investment in Senior Care stock by surrendering the post split shares and receiving 1 Series G Preferred share for each Common share surrendered. The advantage, if you are an investor who has determined that they wish to hold Senior Care stock for a long period, is that management believes you will have a better opportunity to recoup your original investment by converting your Series G Preferred stock back into Common shares over a period of 5 years. On the other hand, if you are not someone who can wait for the long time period, have reservations about the long term viability of the Company, or do not wish to loose the free-trading status of your Common stock, you should not accept this Offer.

ITEM 7 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith.

ITEM 8 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Common Stock
------------

Senior Care is authorized to issue a total of 50,000,000 shares of Common stock, $.001 par value. Prior to March 15, 2001, there were a total of 13,399,001 shares outstanding.

On March 12, 2001, the Shareholders at their Annual Meeting authorized the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares. On the same day, the Board of Directors met and authorized a reverse split whereby each owner of 30 shares would receive 1 share as of March 15, 2001. This resulted in the number of common shares outstanding being reduced from 13,399,001 to 446,634 shares outstanding.

At the same meeting, the Board authorized the following common shares to be issued to officers and directors as follows:

1. The Aliso Circle Irrevocable Inter Vivos Trust as part of a package of benefits for Mervyn A. Phelan, Sr., 8,000,000 shares;

2. To various other officers and directors, a total of 1,600,000 shares as a bonus for work done in connection with the Tri-National property acquisition and in lieu of monetary compensation up to and through the date of the authorization. The shares which were authorized and the persons to whom the were issued are as follows:

Robert Coberly, Chief Financial Officer, Treasurer & Director, 400,000 shares; John Cruickshank, Senior Vice President, Secretary & Director, 400,000 shares; Stephen Reeder, former Chairman, CEO and Director, 200,000 shares; Bob Eschwege, Vice President and Plant Manager, 300,000 shares; Scott Brake, Vice President & Director, 200,000 shares; Denzel Harvey, David Edwards and John Tanner, 100,000 shares each as Directors.

3. Then on April 19, 2001, an additional 3,013,548 Common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acqusitions in Las Vegas, Nevada.

4. On the same date, a total of 250,000 Common shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada.

As of the date of this Offer, Senior Care had a total of 13,310,182 shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of April 20, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) our individual directors and (iii) our officers and directors as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183                        7.8%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516                        7.5%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516                        7.5%
    1550 Bellwood
    San Marino, CA 91108

(ii) Mervyn A. Phelan, Sr.           8,000,000 restricted            60.0%
     Chairman, Chief Executive
     Officer and Director

(iii) Officers and Directors
      as a group                     1,620,667                       12.2%
      (not including Mervyn A. Phelan, Sr.)

(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) There were no transactions, or series of transactions, during fiscal 1999 or 2000, nor are there any currently proposed transactions, or series of transactions, to which we are a party, in which the amount exceeds $60,000, and in which to our knowledge any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, has or will have any direct or indirect material interest.

Preferred Stock
---------------

Senior Care is authorized to issue a total of 5,000,000 shares of Preferred stock, $.001 par value per share. As of the date of this Offer, the Company has the following Preferred shares outstanding:

Series D Preferred - 2,000,000 shares of convertible preferred to Rent USA, Inc. which is convertible into $2,250,000 worth of Common stock of Senior Care on a conversion table: 20% of the preferred shares convertible into common stock at the rate of 20 common shares for each preferred share at any time during the 12th month following the date of issue which was on March 28, 2001 or at any time thereafter, and 20% on each 12th month anniversary date thereafter until all of the shares are fully convertible or have been converted.

As a result, there are presently a total of 2,000,000 shares of Preferred stock outstanding. That leaves a total of 3,000,000 shares authorized but unissued.

If all shareholders who could take advantage of this Tender Offer, surrendered their Common shares in exchange for Series G Preferred, a total of approximately 445,000 shares of Series G Preferred would be issued. If all of these Series G Preferred shares were eventually converted to Common shares over a period of 5 years, the result would be that a maximum total of approximately 27,000,000 additional Common shares would be outstanding at the end of the 5 year period with approximately 5,400,000 shares of Common stock being issued on each anniversary date.

ITEM 9 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

SOLICITATIONS & RECOMMENDATIONS:

No person has been employed by the Company to make solicitations or recommendations regarding this Tender Offer. You should make your decision concerning this matter from the Offer itself and no other person will contact you regarding it.

PAYMENT OF EXPENSES:

The Company will pay all expenses in connection with this Tender Offer. Legal fees incurred in connection with the preparation of this Tender Offer and the attached Opinion of Counsel are being paid to Lawrence R. Young & Associates, P.C. Additionally, the Company has paid Ludlow & Harrison, CPA's for the financial statements which are attached hereto.

The estimated costs to the Company directly attributable to this Tender Offer are as follows:

Legal Fees                 $   5,000
Accounting Fees               10,000
Mailing & Postage              3,000
Stock Transfer Fees              500 (estimate)
                           ---------
Total Costs:               $  18,500

LEGAL MATTERS:

The validity of Series G Preferred offered hereby will be passed upon for the Company by Lawrence R. Young & Associates, P.C., Lawrence R. Young, Esq. whose address is 9530 E. Imperial Highway, Suite K, Downey, CA 90242-3041.

ACCOUNTANTS & AUDITORS:

The balance sheets as of December 31, 1999 and December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the periods then ended were prepared by Ludlow & Harrison, A CPA Corporation, independent accountants, given on the authority of that firm as experts in accounting and auditing.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 10 - FINANCIAL STATEMENTS

                          Senior Care Industries, Inc.

                              FINANCIAL STATEMENTS
                       December 31, 1999 and December 31, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITOR'S REPORT                                                 20

BALANCE SHEET - ASSETS                                                       21

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY                         22

STATEMENT OF OPERATIONS                                                      23

STATEMENT OF STOCKHOLDERS' EQUITY                                            24

STATEMENT OF CASH FLOWS                                                      25

NOTES TO THE  FINANCIAL STATEMENTS                                           26

Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

INDEPENDENT AUDITOR'S REPORT

Board of Directors                                                May 3, 2000
Senior Care Industries, Inc. (the Company)
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

We have audited the Balance Sheet of Senior Care Industries, Inc., as of December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Senior Care Industries, Inc. as of December 31, 1999 were audited by other auditors whose restated report dated June 22, 2000 expressed an unqualified opinion on those statements. Furthermore, the prior auditor reported on the financial statements as of December 31, 1999 before restatement. We have also reviewed the adjustments described in Note 2 that were applied to restate the financial statements as of December 31, 1999. In our opinion, such adjustments were appropriate and have been properly applied.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Industries, Inc., as of December 31, 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Ludlow & Harrison
---------------------
Ludlow & Harrison
A CPA Corporation

                           SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                                     ASSETS

                                        December 31, 1999      December 31, 2000
                                        -----------------      -----------------

CURRENT ASSETS:

Cash                                         $    38,117          $      43,485
Notes Receivable                                                         57,903
Accounts Receivable                                                     714,526
Inventory                                                               553,250
Deposits
 Equipment Deposits                                                       1,275
 Real Estate Deposits                                                   141,700
Prepaid Federal Income Tax                                                1,400
Prepaid State Income Tax                                                 15,720
Other Current Assets                                                     16,164
Prepaid expenses                                   2,550                  8,968
                                          ---------------         --------------

Total current assets                              40,667              1,554,391
                                                                  --------------

FIXED ASSETS:

Machinery & Equipment                                                   134,835
Office Equipment                                                         17,681
Leasehold Improvements                                                   28,933
Capitalized Equipment Leases                                             50,673
Less: Accumulated Depreciation                                          (51,084)
                                                                  --------------
Total Machinery, Equipment & Leasehold Improvements                     181,038

Real Estate                                   15,544,857
 Construction in Progess-Capitalized Interest                           839,951
 Construction in Progress                                            14,889,307
 Rental Property                                                      1,800,000
 Capitalized Expenses on Real Estate Projects                         2,251,198
Less: Accumulated Depreciation                   (22,222)               (44,284)
                                          ---------------         --------------
Total Real Estate                             15,522,635             19,736,172
                                          ---------------         --------------
Total Fixed Assets                            15,522,635             19,917,210

OTHER ASSETS:

Goodwill Noble Furniture                                              1,732,240
Investment in Rent USA, Inc.                                          2,250,000
Investment in LLC                              3,234,000              3,234,000
Less: Accumulated Amortization                                          (76,088)
                                          ---------------         --------------
Total Other Assets                             3,234,000              7,139,252
                                          ---------------         --------------
TOTAL ASSETS                              $   18,797,302          $  28,610,854
                                          ===============         ==============

See accompanying notes and auditor's report.


                          SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                       LIABILITES AND STOCKHOLDERS' EQUITY

                                                 December 31, 1999       December 31, 2000
                                                 -----------------       -----------------
CURRENT LIABILITIES:

Accounts Payable                                                             $    462,585
Accrued Payroll Payable                                                            11,178
Garnishment Payable                                                                   552
Payroll Taxes Payable                                                               7,597
Accrued State Income Taxes Payable                                                  4,090
State Sales Tax Payable                                                               512
Notes Payable, Current Portion                                                     23,074
Reserve Accounts                                                                    4,995
Current Portion Real Estate Loans                          200,110
                                                     --------------          -------------
Total Current Liabilities                                  200,110                514,584

LONG TERM LIABILITIES

Notes Payable, Non Current Portion                                              2,561,021
Real Estate Loans Payable                                9,635,613             13,024,623
                                                     --------------          -------------
Total Long Term Liabilities                              9,635,613             16,100,228
                                                     --------------          -------------

TOTAL LIABILITIES                                       10,600,946             16,100,228
                                                     --------------          -------------

STOCKHOLDERS' EQUITY:

Series A convertible preferred stock, $.001 par value
34,500 shares issued and outstanding                            34
Series B convertible preferred stock, $.001 par value
400,000 shares issued and outstanding                          400
Series D convertible preferred stock, $.001 par value
2,000,000 shares authorized and outstanding                                        2,000
Common stock, $0.001 par value, 50,000,000 shares
authorized, 6,662,154 shares issued and outstanding          6,662
13,399,001 shares issued and outstanding                                          13,399
Additional paid in capital                              10,262,533            14,639,861
Accumulated deficit                                     (2,073,273)           (2,144,634)
                                                     --------------          -------------

Total stockholders' equity                               8,196,356            12,510,634
                                                     --------------          -------------

TOTAL LIABILITES AND STOCKHOLDERS' EQUITY            $  18,797,302          $ 28,610,854
                                                     ==============          =============

See accompanying notes and auditor's report.


                               SENIOR CARE INDUSTRIES, INC.

                                 STATEMENTS OF OPERATIONS

                                      For Years Ended

                                                              December 31, 1999 December 31, 2000
                                                              ----------------- -----------------
REVENUES:

Property rental                                                 $   100,428       $   687,321
Sales                                                                               5,416,210
Other Income                                                                            1,750
Sales Returns & Discounts                                                            (135,605)
Interest Income                                                                         4,943
                                                                ------------      ------------
Total Income and Net Sales                                          100,428         5,974,619

Less: Cost of Goods Sold
 Beginning Inventory                                                                  746,157
 Materials, wood                                                                    1,604,900
 Materials, other                                                                     711,174
 Labor                                                                              1,005,100
 Insurance, Workmen=s Compensation                                                    109,557
 Payroll Taxes                                                                         97,480
 Freight                                                                               39,587
 Depreciation                                                                          51,084
 Insurance, General Liability                                                          14,492
 Repairs and Maintenance                                                               43,401
 Small Tools                                                                           16,073
 Shop Supplies                                                                        116,065
 Rent                                                                                 229,370
Less: Ending Inventory                                                               (553,250)
                                                                ------------      ------------

Total Cost of Goods                                                                 4,231,730

COSTS AND EXPENSES:

Selling, general and administrative                                 314,080         1,811,027
State Income Tax                                                                        3,223
                                                                ------------      ------------
         Total costs and expenses                                   314,080         1,814,250
                                                                ------------      ------------

Profit or Loss                                                     (213,652)          (71,361)

Loss on discontinued operation, net of tax of $0                    (20,816)                0
                                                                ------------      ------------

Profit or Loss                                                  $  (234,468)      $   (71,361)
                                                                ============      ============

Weighted average number of common shares outstanding:
                  Basic and diluted                               4,784,546        13,399,001
                                                                ============      ============
   Net Profit or loss attributable to common shareholders per share:
                  Basic and diluted                             $     (0.05)      $    (0.005)
                                                                ============      ============

See accompanying notes and auditor's report.



                          SENIOR CARE INDUSTRIES, INC.

                             STATEMENT OF CASH FLOWS

                               For the Year Ended

                                                           December 31, 1999  December 31, 2000
                                                           -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit or loss                                          $   (234,468)      $    (71,361)

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation expense                                              22,222             73,147
Amortization expense                                                                 76,988
Loss on discontinued operation                                    20,816

Changes in operating assets and liabilities:
Inventory                                                                          (553,250)
Accounts Receivable                                                                (772,420)
Prepaid expenses                                                  (2,550)          (182,677)
Accrued interest expense                                          65,333
Accounts Payable                                                                    314,583
                                                            -------------      -------------
         Net cash used in operating  activities                 (128,647)        (1,114,999)
                                                            -------------      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Costs of real estate construction                             (3,884,857)        (4,235,600)
Acquisition of Noble fixed assets                                                  (232,199)
Acquisition of Noble goodwill                                                    (1,732,240)
Investment in Rent USA                                                           (2,250,000)
                                                            -------------      -------------

         Net cash in investing activities                     (3,884,857)        (8,449,962)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock and paid in capital transactions                      5,000          4,385,631
Proceeds from construction/real estate and other loans         4,045,789          5,184,658
                                                            -------------      -------------

         Net cash provided by financing activities             4,050,789          9,570,329
                                                            -------------      -------------
Net increase  in cash                                             37,285              5,368

Cash at beginning of period                                          832             38,117
                                                            -------------      -------------
Balance at end of period                                    $     38,117       $     43,485
                                                            =============      =============
Supplemental disclosure of cash flow information
Cash paid during the year for:
                  Interest expense,
                  Net of amounts capitalized                $     81,433       $    758,518
                                                            =============      =============

See accompanying notes and auditor's report.


                                                        SENIOR CARE INDUSTRIES, INC.

                                                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                               For the Years Ended December 31, 1999 and 2000

                              Series A          Series B         Series D                       Additional                 Total
                          Preferred Stock  Preferred Stock   Preferred Stock   Common    Stock    paid-in  Accumulated Stockholder's
                          Shares   Amount  Shares    Amount  Shares    Amount  Shares    Amount   capital    Deficit      Equity
                          ----------------------------------------------------------------------------------------------------------
Balances as of
December 31, 1998
and 1997                    34,500      34        -   $    -     -       -       182,032     182  1,860,237  (1,838,805)     21,648

Common stock
issued for cash                  -       -        -        -     -       -     5,000,000   5,000          -           -       5,000

Stock issued for net
assets  purchased from
East-West Community
Developer, Inc.                  -       -  400,000      400     -       -     1,480,122   1,480   8,402,296          -   8,404,176
(as restated - see Note 2)

Net loss                         -       -        -        -     -       -             -     -             -   (234,468)   (234,468)
(as restated - see Note 2)

Balances as of
December 31, 1999           34,500      34  400,000      400     -       -     6,662,154  $6,662  10,262,533 (2,073,273)  8,196,356
                           ---------------------------------------------------------------------------------------------------------
Conversion of
Series A Preferred         (34,500)    (34)                                      172,500     172                                172

Conversion of
Series B Preferred                         (400,000)    (400)                  2,000,000   2,000                              2,000

Stock Issued for
Purchase of Assets                                           2,000,000  2,000    750,000     750   5,434,750              5,436,750

Stock Dividend
11 shares for 10                                                               1,132,411   1,133  (1,131,278)            (1,131,273)

Stock Issued to
Consultants, Officers
& Directors                                                                    2,540,772   2,541    (500,192)              (500,192)

Regulation S Stock
issued to Europeans                                                              141,164     141      72,284                 72,234

Net Loss                                                                                             (71,361)               (71,361)
Balances as of
December 31, 2000            -       -        -        -    2,000,000  2,000  13,399,001  13,399  14,066,736 (2,144,634) 12,510,626
                           =========================================================================================================


See accompanying notes and auditor's report.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. ("the Company"). During all of 1998 and through April 1999, the Company was inactive.

On April 2, 1999, the Company transferred its existing assets and liabilities to Paymaster Resources Incorporated. The net book value of these assets and liabilities totaled $20,816, which is recorded as a loss from discontinued operations in the accompanying statement of operations for 1999.

On April 2, 1999, the Company Board of Directors authorized a 1 for 100 reverse stock split of the Company's $0.10 par value common stock. On April 3, 1999, the Company's Board of Directors approved increasing the authorized common stock to 25,000,000 shares at $0.001 par value and increasing the authorized preferred stock to 5,000,000 shares at $0.001. For purposes of comparison, all financial statements reflect the retroactive effects of the reverse split and the changes in par value and authorized common and preferred stock.

On April 30, 1999, the Company completed an asset purchase agreement where it purchased the assets and assumed the liabilities of East-West Developer, Inc. ("East-West") for a note payable of $700,000, 1,480,122 shares of common stock, and 400,000 shares of Series B preferred stock. The Series B preferred stock was converted on April 5, 2000 to common stock in the Company. The total value of the acquisition of $8,404,176 was based on the book value of net assets of East-West, which consist of real estate assets that were recently appraised and related real estate loans. Management felt that the recent appraisals where sufficient determinants of value as of the acquisition date.

On August 26, 1999, the Company changed its name to Senior Care Industries, Inc. and the corporate situs to Nevada.

The Company previously reported its financial statements under SFAS 7 as a developmental stage company. During fiscal 1999, the Company was no longer considered in the development stage as it has generated income from its intended sources since that year.

The Company had a net loss of ($71,361) for the year ended December 31, 2000 which increased its accumulated deficit to ($2,144,634) as of that date. Management believes its rental operations, acquisitions and anticipated sales of condominium units beginning in the first quarter of 2001 will be sufficient to fund its operations and meet its working capital requirements through the end of 2001 and beyond. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds where needed, or that such funds, if available, can be obtained on terms satisfactory to the Company.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures are as follows:

a. The Company uses the accrual method of accounting, recording revenues when a transaction occurs where the Company has a reasonable expectation of receiving the revenue. In reporting sales of real estate, the Company follows the accounting principles prescribed by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." Profits are recognized when title has passed, the buyer has made a substantial commitment, the usual risks and rewards of ownership have been transferred to the buyer and the terms of any notes received from the buyer give the Company reasonable assurance of collection.

b. The Company has not yet adopted any policy regarding payment of dividends. No cash dividends have been paid since inception.

c. The cost of buildings and improvements are depreciated over the estimated useful life when they are placed in service. The Company utilizes the straight-line method of depreciation calculated over thirty years.

d. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

e. The Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 2000. The Company considers the carrying value of such amounts in the financial statements (cash, real estate loans and note payable) to approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization and interest rates, which approximate current market rates.

f. The Company has net operating loss carry forwards as of December 31, 2000 that results in a deferred tax asset of approximately ($2,144,634). The Company has recorded a valuation allowance of against this asset in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for income taxes." The Company will review its need for a provision for income taxes after each operating quarter and each period for which a statement of operations is presented. The Company's marginal tax rate is 0% as a result of the valuation allowance.

g. Basic net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Incremental common shares issuable upon the exercise of convertible preferred stock and options, are included in the computation of diluted net income per common share to the extent such shares are dilutive.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES, CONTINUED

h. The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. At December 31, 2000, management determined that there has been no impairment of the Company's long-lived assets. There can be no assurance, however, that market conditions will not change or demands for the Company's services will continue which could result in future long-lived asset impairments.

NOTE 3 - REAL ESTATE

Real estate is made up of the following at December 31, 2000:

Rental property                                              $ 1,800,000
Capitalized Construction Interest                                839,951
Capitalized Expenses                                           2,251,199
Construction in progress                                      14,889,306
Less: Accumulated Depreciation                                   (44,285)
                                                             ------------
                                                             $19,736,172
                                                             ============

In addition to construction in progress is construction - period interest totaling $839,951 which is capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs."

NOTE 4 - MORTGAGE DEBT

The Company had the following mortgage obligations as of December 31, 2000 as summarized below.

Friendly Bear Property
----------------------
A secured term loan with a bank, bearing interest at 8.5%, payable in equal monthly installments of $17,312.
Balloon payment due 2009.                                            $2,139,435

Signature Property
------------------
A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly installments
of $26,695. Balloon payment due June 1, 2001.                         2,297,025

Pecos Russell
-------------

A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly
installments of $11,219. Balloon payment due January
2000. The loan was refinanced with a bank bearing
interest at 9.25% payable in monthly installments of
principal of $9,400 plus interest through December
2009. Balloon payment due January 2010.                               2,753,478

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 4 - MORTGAGE DEBT, CONTINUED

Broadway Property
-----------------
A 1st trust deed loan with a bank, bearing interest at 8.375%
payable in monthly installments
of principal and interest of $7,116 through March 2027.                 692,079

A 2nd trust deed loan with a bank, bearing interest
at 11% payable in monthly installments of principal
and interest of $2,200 through January 2001. Balloon
payment due February 2002.                                              311,789

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                       4,830,817
                                                                    ------------
Total                                                               $13,024,623
                                                                    ============
Maturities of mortgage notes payable are as follows:

         2001                                                     2,297,025
         2002                                                     5,142,606
         2003                                                       170,900
         2004 and thereafter                                      7,610,531
                                                                ------------

                                                                $13,024,623
                                                                ============

In addition, the Company as part of the asset purchase agreement with East- West Community Developer, agreed to issue to a non-related third party a $700,000 note with principal and accrued interest due on March 29, 2002. The note has no pre-payment penalty and an interest rate of 14%. The Company also has a secured credit line with Celtic Capital secured by inventory and accounts receivable of Noble Furniture and an unsecured credit line with American Auditors, LLC. Outstanding balances on the Celtic and American Auditors credit lines as of December 31, 2000 totaled $1,888,667.

NOTE 5 - COMMON STOCK

On May 1, 2000 the Company purchased Noble Furniture for 750,000 shares of Company common stock valued at $3,187,500. The combination has been accounted for by the purchase method. Accordingly, the Company recorded assets acquired at their fair values. The Company accounted for the acquisition under the purchase method of accounting and recorded a total of $1,732,240 in goodwill, which is being amortized over 15 years.

The Articles of Incorporation authorize 50,000,000 shares of common stock. As of December 31, 2000, the Company had a total of 13,399,001 shares outstanding.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 6 - PREFERRED STOCK

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, the Company issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000.

NOTE 7 - COMMITMENTS

The Company has an equipment lease requiring payments of $320 per month which will expire in July, 2002.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 8 - STOCK BENEFIT PLAN

The Board of Directors authorized the 2000 Stock Option Plan under the terms of which stock options were given to certain officers and directors of the Company. A total of 584,792 shares of common stock were issued under the terms of the 2000 Stock Option Plan to officers and directors during the year 2000.

NOTE 9 - EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share for the period January 1, 2000 to December 31, 2000.

         Numerator:
                  Numerator for basic net profit per share           $  (71,361)
                                                                      ==========
         Denominator:
                  Denominator for basic loss per share - weighted
                    average shares outstanding                        13,339,001
                                                                      ==========

NOTE 10 - LITIGATION

The Company has been named in litigation in the ordinary course of its business. Management believes the resolution of the matter will have an immaterial effect on the Company's financial position and results of operations.

NOTE 11  - STOCK OPTION

On April 5, 1999, in connection with the acquisition of East-West, the Company's Board of Directors authorized the Company to grant a consultant the right to subscribe for and purchase up to 5,000,000 shares of the Company's common stock, $0.001 par value at an exercise price of $0.00083333 per share expiring on April 5, 2001. On April 5, 2000, the holder of the option returned the option to the Company marked void and it was canceled on the books of the Company.

NOTE 12 - SUBSEQUENT EVENTS

Reverse Split of Common Shares
------------------------------

On March 12, 2001, the Shareholders authorized and the Board of Directors voted that all holders of common stock would receive 1 share of common stock for each 30 shares owned as of March 15, 2001. This resulted in reducing the number of common shares outstanding as of that date from 13,399,001 to 466,634.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 12 - SUBSEQUENT EVENTS, CONTINUED

Purchase of Assets of Tri-National Development Corporation
----------------------------------------------------------

On March 28, 2001, Senior Care tenatively purchased certain real estate assets of Tri-National Development Corporation and agreed to assume all debt encumbering that real estate pending certain payments by Senior Care to Tri-National.

Through this transaction, Senior Care was to obtain approximately $58,450,000 in real estate assets with a net value of approximately $35,950,000 after subtracting assumed real estate debt and new debt acquisition to complete the transaction.

The existing debt was to be assumed by Senior Care Industries, Inc. plus additional financing was secured by the Company in the amount of $14,000,000. The consideration of $58,450,000 was to be paid in three parts. In the first part, Senior Care Industries, Inc. had until April 30, 2001 to pay to Tri-National Development, Inc. cash in the amount of $10,000,000. This did not occur and the property which was the subject of that transaction was returned to Tri- National as of May 1, 2001.

NOTE 13 - SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. As the Company is currently in the early phase of its business plan, it does not yet have any reportable segments.

ITEM 11 - ADDITIONAL INFORMATION

So far as the Company is aware, there are no other regulatory requirements which must be satisfied for a shareholder to tender his Common shares and receive Series G Preferred stock under the terms of this Tender Offer.

There are no pending legal proceedings relating to the Tender Offer or to the reverse split of Common stock which occurred on March 15, 2001 and the Company is unaware of any threat of litigation as a result of the reverse.

ITEM 12 - EXHIBITS

Exhibit 5 - Opinion re: Legality by Lawrence R. Young & Associates, P.C.

Exhibit 10 - Stock Purchase Agreement

Exhibit 23 - Consent of Ludlow & Harrison, CPA's

ITEM 13 - INFORMATION REQUIRED BY SCHEDULE 13E-3

Schedule 13(e)(3) relates to going private transactions. Because this is not a going private transaction, but is merely a vehicle by which shareholders can obtain 30 shares of Common stock for each share now owned over a period of 5 years, the information required by this Item 13 is not required to be furnished here.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 3, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director